October 3, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	National CineMedia, LLC

Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 of National CineMedia, LLC (the “Issuer”) filed on the date hereof relating to the Issuer’s offer to exchange (the “Exchange Offer”) registered 5.750% Senior Notes due 2026 for a like amount of its unregistered 5.750% Senior Notes due 2026 issued in a private offering on August 19, 2016 (the “Exchange Notes”), the Issuer hereby makes the following representations:

1.	The Issuer is registering the Exchange Notes and making the Exchange Offer in reliance on the Staff of the United States Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) (“Exxon Capital”), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

2.	The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Issuer’s knowledge and belief without independent investigation, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Issuer will disclose to each person participating in the Exchange Offer that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

3.	No broker-dealer has entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Notes. The Issuer will disclose to each person participating in the Exchange Offer (through the Exchange Offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Issuer will also include in the letter of transmittal to be executed by each holder participating in the Exchange Offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

4.	The Issuer will hold the Exchange Offer open through 5:00 p.m. on the twenty-first full business day following commencement of the Exchange Offer.

5.	The Issuer confirms that it will include the expiration date in the final prospectus disseminated to security holders and filed in accordance with the applicable provisions of Securities Act Rule 424.

Please contact the undersigned at (303) 792-3600 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely,

National CineMedia, LLC

By:	/s/ Ralph E. Hardy
Name:	Ralph E. Hardy
Title:	EVP and General Counsel

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